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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 21 May 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc

To: Company Announcements Office
The London Stock Exchange
Old Broad Street
London EC2N 1HP
United Kingdom

Company Announcements Office
The Australian Stock Exchange
4th Floor, 20 Bridge Street
Sydney NSW 2000
Australia

cc: New York Stock Exchange Swiss Stock Exchange New Zealand Stock Exchange Johannesburg Stock Exchange Paris Bourse (Euronext) Deutsche Bank

Date: 21 May 2003

For Release: Immediately

Contact: Ines Watson + 44 (0)20 7802 4176

Purchase of Shares in BHP Billiton Plc

In connection with the proposed repurchase of shares approved by shareholders at the annual general meeting on 4 November 2002, BHP Billiton Plc ("BHP Billiton") announces that it has been notified by Nelson Investment Limited ("Nelson") that on 20 May 2003 Nelson purchased, through J. P. Morgan Securities Ltd., 450,000 ordinary shares of US$0.50 each in BHP Billiton at a price of Pounds 2.996667 per share.

The purchase represents approximately 0.018232 per cent of BHP Billiton's issued ordinary share capital and brings the aggregate number of shares purchased to date by Nelson Investment Limited to 3,890,000, representing approximately 0.157608 per cent of BHP Billiton's issued ordinary share capital.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 21 May 2003